April 8, 2025

Thomas Szlosek
Executive Vice President and Chief Financial Officer
AutoNation, Inc.
200 SW 1st Ave
Fort Lauderdale, FL 33301

       Re: AutoNation, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No 001-13107
Dear Thomas Szlosek:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services